Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes as of June 30, 2026 and for the six months ended June 30, 2025 included herein and the audited consolidated financial statements and accompanying notes for the years ended December 31, 2025 and 2024 included in our annual report on Form 20-F (“2025 Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 17, 2026. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. The “Company” or “CBL” refers to CBL International Limited (Nasdaq: BANL), a Cayman Islands company and the listing vehicle of Banle Group (“Banle”). “We”, “us”, “our” or the “Group” refers to CBL International Limited and all its subsidiaries, unless the context requires otherwise.

Business Overview

1. Business Highlights

In prior years, the Company strategically increased resources allocated to network expansion, focusing on deepening relationships with existing suppliers and onboarding new suppliers across additional ports. These investments continued through 2025 and began to yield tangible progress. During the first half of 2026, the cumulative impact of these initiatives delivered substantially greater advancements. CBL’s strengthened supplier network, enhanced operational capabilities, and expanded geographic reach have enabled the Company to more effectively capture growing market demand by fulfilling diverse customer requirements with greater reliability and flexibility.

CBL maintains a presence in more than 70 ports across the Asia Pacific, Europe, Australia, Africa, and Central America, allowing it to serve key global trade routes with competitive pricing and reliable delivery. Our operations are based in Malaysia, Hong Kong, Singapore, and Ireland. All transactions for vessel refueling services are concluded, and revenue is booked, through our subsidiaries in these jurisdictions in accordance with customer requirements. Supply and delivery arrangements are fully driven by customer needs and preferences, supported by a flexible global network of suppliers. The majority of our customers are international container liners and major ship operators.

Our competitive edge lies in the breadth of our service network and our ability to manage every step of the bunkering process—from supplier negotiations to delivery and quality assurance—ensuring efficiency and consistency for our clients. The multi-year strategy of port expansion and customer diversification has proven instrumental in positioning CBL to capitalize on the shifting trade flows and bunker demand patterns observed in the first half of 2026.

In April 2026, the Group took a measured step to broaden its presence in the sustainable energy supply chain by acquiring a 50.5% majority stake in Green Marine Energy Holdings Limited (“GMH”), a British Virgin Islands-incorporated company. The transaction was executed by a wholly-owned subsidiary of the Company for a total purchase consideration of US$4.81 million, payable in instalments in cash and/or class B ordinary shares of the Company. GMH operates two complementary businesses in Malaysia: (i) sustainable fuel materials and feedstock distribution, and (ii) biofuel and conventional marine fuel supply.

The feedstock distribution business sources Used Cooking Oil (UCO) and other raw materials from a network of collectors and certified suppliers across Malaysia and the region. Through aggregation, traceability systems and quality-assurance protocols, these materials are supplied to downstream refineries and export markets for conversion into biofuels and sustainable aviation fuel (SAF). The business holds the necessary regulatory licenses, including licenses issued by the Malaysian Palm Oil Board (MPOB), and operates under ISCC EU and ISCC PLUS certifications, which support supply-chain integrity and compliance with relevant sustainability standards.

The bunkering business holds a Petroleum Development Act (PDA) license issued by the Malaysian authorities, enabling the marketing and distribution of oil and petroleum products in Malaysian waters. In June 2024, GMH became the first biofuel bunkering service provider in Port Klang. It is licensed to supply both conventional bunker fuel and biofuels, thereby strengthening the Group’s physical presence and operational footprint in one of the region’s key maritime hubs.

This strategic investment aligns with the growing emphasis on environmental, social and governance (ESG) considerations and evolving regulatory requirements in the maritime and aviation sectors. The Group’s financial resources, operational expertise in marine fuel logistics and customer network are expected to support GMH’s continued development, including the scaling of feedstock distribution activities and the exploration of opportunities to supply SAF-related producers in Malaysia. In turn, GMH’s licenses and established local platform enhance the Group’s ability to offer integrated conventional and lower-carbon fuel solutions and to expand its activities as a physical bunker supplier in Malaysian waters. The acquisition is consistent with the Group’s longer-term positioning in the energy transition while remaining complementary to its core marine fuel logistics and bunkering facilitation business.

1.1 Service Network Expansion

As of 30 June 2026, CBL’s global service network had expanded to more than 70 ports, marking a significant milestone in the multi-year growth strategy described above. The Asia Pacific region remained CBL’s primary revenue driver and the area in which the benefits of earlier network investments were most clearly demonstrated. Given that multiple ports in Asia Pacific are major global shipping hubs, bunkering operations in these locations continued to account for a substantial portion of deliveries. In Europe, Africa and Central America, we continued to develop our presence through the existing service network and maintained relationships with suppliers and customers. While Asia Pacific remains our focus, the broader network in these regions positions us to scale operations promptly in response to customer demand.

In parallel, CBL’s strategy over the past few years has included the active targeting of new customer segments beyond pure container liners, including mid-tier shipowners, bulk carriers, tankers and oil companies. This diversification has reduced concentration risk: the sales concentration among our top five customers declined to below 60% in the first half of 2026 (compared with 60.4% in 1H 2025 and 66.7% in 1H 2024). At the same time, revenue from the top 12 global container liner customers increased year-on-year, from 60.1% in 1H 2025 to 68.6% in 1H 2026. New business momentum remained strong, with customers we acquired within 2 years contributing 23.5% of total sales in the first half of 2026. These developments reflect the deliberate broadening of both our geographic footprint and our customer base, which together enhanced our ability to respond to the demand shifts that characterized the first half of 2026.

1.2 Geopolitical Resilience

Despite the challenging macroeconomic environment, CBL demonstrated strong resilience in navigating significant geopolitical disruptions during the first half of 2026. These included the sharp escalation of conflicts in the Middle East involving Iran, notably threats to close the Strait of Hormuz in March 2026, ongoing Red Sea instability, and the continued impacts of U.S. tariff policies on global trade patterns.

These events resulted in markedly tighter bunker supply conditions in the Middle East. According to industry data published by the Fujairah Oil Industry Zone and S&P Global Commodity Insights, marine fuel sales at Fujairah—the region’s primary bunkering hub located near the Strait of Hormuz—declined by approximately 55% in the first half of 2026 compared with the same period in 2025. As vessels were rerouted away from affected areas, bunker demand shifted toward alternative corridors, particularly in the Far East.

CBL’s earlier investments in developing a broad supplier network across multiple ports enabled the Company to secure supplies amid these constrained conditions and to fully meet elevated customer demand in the Far East and other regions experiencing increased traffic. As a result, our sales volumes continued to increase. The overall impact of these geopolitical developments on CBL has so far been limited in negative terms and net positive for volume growth, with our wide network positioning us to capture demand arising from the redirection of seaborne trade flows.

We continue to monitor the situation closely as global trading patterns evolve in the second half of the year. It remains our strict policy to refrain from supplying vessels subject to sanctions, with reference to the United Nations Security Council Consolidated List—a policy we upheld rigorously even as sanctions enforcement expanded.

1.3 Increase in Volume, Revenue and Gross Profit

In the first half of 2026, CBL grew sales volume by 10.9% from the same period last year despite a volatile macroeconomic and geopolitical environment. Growth was driven by the cumulative benefits of earlier network expansion, successful new customer acquisitions, and progressive diversification.

By 30 June 2026, we continued to service nine of the world’s top 12 container shipping lines, which together represent nearly 60% of global container fleet capacity. Strong performance in Asia Pacific directly reflected the effectiveness of the expanded supplier network in capturing the elevated bunker demand that arose as vessels were rerouted away from the Middle East and toward Far East and intra-Asia corridors. The ability to fulfill customer requirements across multiple ports in the region, at competitive pricing and with reliable supply, underpinned the overall volume increase.

These results underscore that the multi-year investments in port coverage, supplier relationships and customer diversification positioned CBL to convert the demand shifts of the first half of 2026 into tangible volume growth, even amid significant market turbulence.

Overall revenue in the first half of 2026 increased by 49.2% year-on-year, driven primarily by the surge in global oil prices arising from the escalation of the US-Iran conflict, and secondarily by higher sales volumes. According to the U.S. Energy Information Administration, the Brent crude oil price rose from an average of US$67 per barrel in January 2026 to an average of US$85 per barrel in June 2026, reaching a peak of approximately US$117 per barrel in April 2026.

Gross profit in the first half of 2026 increased by 140.5% year-on-year. While gross profit was supported by the higher sales volumes achieved during a competitive market environment, the more significant driver was the expansion in gross profit margin from 1.02% in 1H2025 to 1.65% in 1H2026. This 63-basis-point improvement reflects the Company’s ability to secure reliable supply and fulfil customer requirements at competitive pricing amid heightened geopolitical conflicts, tighter Middle East bunker availability, and elevated market volatility. The multi-year investments in network coverage and supplier relationships enabled CBL to capture elevated demand arising from vessel rerouting while protecting and expanding margins.

Higher oil prices and sales volume increased working-capital requirements during the period. These requirements were supported by expanded banking facilities as of 30 June 2026, providing the financial flexibility needed to fund growth initiatives. Reflecting the higher utilization of these facilities, interest expenses rose from US$288,171 in 1H2025 to US$732,087 in 1H2026. We currently have 4 trade facilities offered by 3 banks and 1 financial institution.

Our principal bankers include The Hongkong and Shanghai Banking Corporation Limited (“HSBC”), DBS Bank (Hong Kong) Limited (“DBS”), Standard Chartered Bank (Singapore) Limited (“Standard Chartered Singapore”), Taishin International Bank Co., Ltd., Hong Kong Branch (“Taishin Hong Kong”) and Cathay United Bank Company, Limited, Hong Kong Branch (“Cathay United Hong Kong”).

A strong current ratio of 1.26 and improved capital days, which measure how long it takes for a business to turn its working capital into cash, reflect improved working capital efficiency for CBL to cope with competitive market situations.

The Company returned to profit in the first half of 2026 after two consecutive loss-making years, recording a net income of approximately US$1.50 million (compared to a net loss of US$0.99 million in 1H2025), mainly attributable to higher sales volumes, improved gross profit margin, and continued operating expenses control initiatives in the Group’s operations during the period.

1.4 Biofuel Supply & Sustainability Efforts

Biofuel sales performance was weak in 1H2026. This softness reflects short-term market dynamics, including feedstock price fluctuations, competitive pressures from conventional fuels, and, most importantly, a slower pace of customer adoption. The weakness was further exacerbated by regulatory uncertainty following the delay in progress at the IMO’s MEPC session, which postponed key decisions on the Net Zero Framework. This has reduced near-term compliance urgency for shipowners, leading many to defer biofuel uptake in favor of conventional fuels amid prevailing oil price dynamics. These trends are consistent with the regulatory and governmental risks for the biofuels business as detailed in our FY2025 Annual Report on Form 20-F. According to statistics from the Maritime and Port Authority of Singapore (MPA), total bio-blended bunker sales in Singapore (a key indicator for regional demand) declined by approximately 46% year-on-year in the first six months of 2026.

Nevertheless, CBL stayed ahead of the long-term trend with the continued successful rollout and offering of its B24 biofuel in China, Hong Kong, Malaysia, and Singapore. B24, comprising 76% conventional fuel and 24% UCOME, cuts greenhouse gas emissions by approximately 20% compared with traditional marine fuels. Our commitment to quality and compliance is underpinned by ISCC EU and ISCC Plus certifications, along with partnerships with certified suppliers to ensure secure and sustainable sourcing.

With biofuel demand fundamentals expected to strengthen significantly as IMO’s global GHG framework approaches full implementation by 2028 and EU FuelEU Maritime requirements tighten, CBL is broadening its sustainable energy portfolio by exploring LNG and methanol solutions. Notably, the Company delivered its first-ever LNG bunkering to a customer in December 2025. A key development in the first half of 2026 was the acquisition of a 50.5% majority stake in Green Marine Energy Holdings Limited, which enhances our upstream capabilities in sustainable feedstock distribution, including UCO and others, and supports integrated biofuel supply chain development. This strategic positioning enables us to better meet customer decarbonization goals and secure a competitive edge in the evolving marine fuel market. We remain cautiously optimistic about a rebound in biofuel contribution in the second half of 2026 and beyond.

1.5 Capital Markets

On February 28, 2025, the Company, entered into a sales agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may issue and sell to or through the Sales Agent, acting as agent or principal, the Company’s listed securities having an aggregate offering amount of up to $2,604,166 (the “ATM Offering”). On February 28, 2025, pursuant to the Sales Agreement, the Company filed a prospectus supplement, including an accompanying base prospectus, dated January 24, 2025, forming a part of its shelf registration statement on Form F-3 (File No. 333-284228), initially filed with the SEC on January 10, 2025 and declared effective by the SEC on January 24, 2025. Sale of the Company’s securities under the prospectus supplement is to be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended. The Sales Agent will be entitled to compensation at a commission rate of three percent (3.0%) of the gross proceeds of the ATM Offering. The net proceeds from the ATM offering will be used for general corporate purposes, including acquisitions, business opportunities, and debt repayment, with management retaining discretion over the allocation. As at June 30, 2026, the Company has issued 327 class B ordinary shares through its at-the-market offering program at an average price of $0.940 per share, generating gross proceeds of $307.38.

On June 3, 2025, the Company launched a share repurchase program, authorizing repurchases of up to the lesser of $5.0 million worth of the Company’s shares or 5.0 million shares, set to expire on April 15, 2028. Repurchases will be made in the open market, with amounts and timing depending on market conditions and corporate needs. As at June 30, 2026, the Company repurchased 214,222 shares in the open market at an average price of $0.775 per share, for a total cost of $165,969.22. These repurchases were funded from existing cash reserves and reduced our cash balance by a corresponding amount. The repurchased shares are to be kept as treasury shares.

Subsequent to June 30, 2026, on July 16, 2026, the Company announced a 1-for-13 reverse share split of its class B ordinary shares (the “Reverse Share Split”). The Reverse Share Split was approved by the Company’s shareholders and board of directors and became effective for trading on the Nasdaq Capital Market when the market opened on July 20, 2026. The Company’s class B ordinary shares continue to trade under the symbol “BANL” with a new CUSIP number G1991X133. The Reverse Share Split was effected primarily to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) relating to the minimum bid price per share. Prior to the Reverse Share Split, there were 14,325,327 class B ordinary shares issued and outstanding.

On August 3, 2026, the Company received notification from Nasdaq that it had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

2. Macroeconomic Environment

2.1 Geopolitical Tensions and Market Impacts

The first half of 2026 continued to present an uncertain macroeconomic environment, with global GDP growth facing headwinds from geopolitical conflicts, trade policy shifts, inflationary pressures, and weaker consumer confidence in some regions. The container shipping sector, which is central to CBL’s bunkering operations, navigated an increasingly complex landscape. Seaborne trade showed modest resilience but was significantly affected by vessel rerouting due to the Red Sea crisis and the escalation of Middle East tensions involving Iran in late February and March 2026, which included threats to close the Strait of Hormuz—a critical chokepoint for global energy and shipping.

Oil price fluctuations, driven by geopolitical risks and shifting supply-and-demand dynamics, remained a key factor in global fuel markets during 1H 2026. Brent crude, for example, started the year at approximately $66–$72 per barrel in January–February, surged sharply amid the Iran escalation (reaching monthly averages of approximately $103 in March and over $117 in April, with intra-day peaks exceeding $120–$126), before moderating to around $70–$85 by June as tensions eased somewhat and flows partially recovered. This represented significant volatility compared with the relatively more stable levels observed in 2025. Similar patterns were seen across broader crude benchmarks.

Our business model incorporates a cost-plus pricing mechanism, ensuring that any changes in market prices are passed directly to customers. As a result, we are not exposed to commodity price volatility, allowing us to maintain stability while benefiting from periods of improved premiums supported by our ability to supply reliably under tight market conditions.

Disruption related to the Strait of Hormuz contributed to shortages in certain supplying regions. CBL successfully secured supplies through its diversified network and continued to meet customer demands without interruption. We were able to capture our customers’ vessel requirements arising from the shift in trade flows toward the Far East, ensuring that our strategic supply chain could respond effectively while maintaining the stability of our offerings.

Broader tensions in the Middle East, including the conflict involving Iran and its ripple effects, further disrupted global shipping and led to higher insurance premiums and increased operational costs for vessel operators in affected regions.

The situation in Ukraine and accompanying sanctions also continued to contribute to instability in energy markets. In response, CBL strictly adheres to its policy of refraining from supplying vessels subject to sanctions as outlined in the United Nations Security Council Consolidated List, which helps mitigate the impact of such conflicts on our operations and reputation.

Despite the challenges posed by uncertain global economic conditions and geopolitical volatility, our core bunkering operations delivered volume growth and a return to profitability in 1H 2026. This performance was driven by our diversified customer base, continued focus on operational efficiency and strategic cost management, and, most importantly, the strength of the global service network built through prior years of deliberate port expansion and supplier development. The strategies and measures we implemented have proven effective in navigating these turbulent conditions.

Nevertheless, given the unpredictability of U.S. trade policy, oil prices, geopolitical risks, and regulatory changes, we remain cautiously optimistic yet vigilant about the outlook for the second half of the year.

2.2 Biofuel and Sustainable Marine Fuel Markets

The adoption of biofuels and other sustainable marine fuels continues to accelerate, driven by the IMO’s 2023 GHG Strategy, the EU’s FuelEU Maritime rules, the Mediterranean Emissions Control Area, and the global GHG framework targeted for full implementation by 2028. Long-term consultant projections remain positive, with the sustainable marine fuel market expected to grow at a strong CAGR through 2030.

Short-term volatility in the biofuels segment persisted in 1H2026, influenced by regulatory timing, feedstock economics, and competitive pressures from conventional fuels, as discussed earlier in this report.

CBL remains well positioned for the long-term transition. We continue to offer ISCC-certified B24 biofuel across our key markets. In December 2025, we completed our first LNG bunkering delivery, and the April 2026 acquisition of a 50.5% majority stake in Green Marine Energy Holdings Limited has strengthened our upstream capabilities in sustainable feedstock. These initiatives enhance supply security and open new synergies across the sustainable energy value chain.

As regulatory deadlines approach and fleet decarbonization accelerates, we expect biofuel and sustainable fuel demand to strengthen in a foreseeable future. We remain cautiously optimistic that this segment will contribute positively to volume and profitability going forward.

Results of Operations

The following provides a summary of our consolidated results of operations for the six months ended June 30, 2026 and 2025 (in thousand dollars):

	For the Six Months Ended June 30,
	2026 (Unaudited)	2025 (Unaudited)	Changes	%
Revenue	$395,586	$265,171	$130,415	49.2%
Gross profit	6,530	2,715	3,815	140.5%
Total operating expenses	(3,490)	(3,416)	74	2.2%
Profit/(Loss) from operations	3,040	(701)	3,741	533.3%
Net interest costs & other expense	(753)	(290)	463	160.1%
Profit/(Loss) before income taxes	2,287	(991)	3,278	330.8%
Provision for income taxes	(786)	(1)	785	78,758.1%
Net Income/(loss)	1,501	(992)	2,493	251.3%

Revenue. Our consolidated revenue increased by $130,415,000 or 49.2% from approximately $265,171,000 for the six months ended June 30, 2025, to approximately $395,586,000 for the six months ended June 30, 2026. The increase was driven primarily by the surge in global oil prices arising from the escalation of the US-Iran conflict, and secondarily by a 10.9% increase in sales volumes. The increase in our sales volume for the period was driven by the cumulative benefits of earlier network expansion, successful new customer acquisitions, and progressive diversification.

Gross profit. Our consolidated gross profit for the six months ended June 30, 2026 was $6,530,000, representing a 140.5% increment from approximately $2,715,000 for the six months ended June 30, 2025. The improvement reflects the Company’s ability to secure reliable supply and fulfill customer requirements at competitive pricing amid heightened geopolitical conflicts, tighter Middle East bunker availability, and elevated market volatility. The multi-year investments in network coverage and supplier relationships enabled CBL to capture elevated demand arising from vessel rerouting while protecting and expanding margins.

Operating expenses. Consolidated operating costs and expenses for the six months ended June 30, 2026, were $3,490,000, slightly increased by $74,000, or 2.2%, compared to the six months ended June 30, 2025. General and administration expenses remained unchanged amid a 10.9% increase in sales volume and a 140.5% increment in gross profit, while selling expenses increased by $74,000, or 9.6%.

Net Interest Costs & Other Expenses. For the six months ended June 30, 2026, we incurred interest and other expenses of $753,000, compared to $290,000 for the six months ended June 30, 2025, an increase of $463,000, or 160.1%. The increase was mainly attributable to the increase in financing costs of $492,000 during the six months ended June 30, 2026 due to better utilization of our expanded banking facilities.

Net Income/(Loss). Net income increased by $3,278,000 from $992,000 net loss for the six months ended June 30, 2025, to net income of $1,501,000 for the six months ended June 30, 2026. The increase in net income and return to profitability was mainly attributable to the increase in sales volume and gross profit during the period.

Liquidity & Capital Resources

Liquidity to fund working capital is a significant priority for the Group. Our liquidity consists principally of cash and availability of trade credit or other sources of financing which would be adversely affected by various factors, including the timing of receipts from our customers and payments to our suppliers, changes in fuel prices, as well as our financial performance.

Based on the information currently available, we believe that our cash and cash equivalents as of June 30, 2026, are sufficient to fund our working capital. With regard to capital expenditure requirements, since we adopt an asset-light approach in dealing our businesses, we do not plan and foresee any significant capital expenditure for at least the next twelve months after the financial statements are issued and the foreseeable future thereafter.

Receivables Purchase Agreements. We have accounts receivable programs under receivables purchase agreements (“RPAs”) offered by financial institutions that allow us to sell a specified amount of qualifying accounts receivable and receive cash consideration equal to the total balance, less an associated fee. The RPAs provide the constituent banks with the ability to accept in their discretion any particular customers to the program. The fees the institutions charge us to purchase the receivables from these customers can be impacted by the level of risks associated with these customers.

Receivable backing financing facilities. Under the agreement with financial institutions and banks, cash advances are available to the Group to draw, which is backed by a specified amount of qualifying accounts receivable. The financial institutions have the discretion to accept any particular customers to the program. Interest will be charged on the advances drawn, which are based on the level of risks associated with these customers.

General banking facility. We have a recourse general banking facility with a commercial bank that provides short-term financing for working capital. The facility supports pre-shipment loans (to fund supplier payments before goods are shipped), post-shipment loans, and a limited overdraft facility, subject to the bank’s approval and the overall facility limit. All borrowings under this facility are on a recourse basis.

Program to issue new shares. The Company entered into a sales agreement with an agent under which the Company can issue new shares at the market price (the “at-the-market offering program”). During the six months ended June 30, 2026, the Company did not issue new shares under the at-the-market offering program.

Working capital

The working capital of the Group is summarized as follows (in thousand dollars):

The Group’s working capital as of June 30, 2026 was $16,110,000, reduced by $3,261,000 from $19,372,000 as of December 31, 2025. The decrease was mainly attributable to the accrued shares purchase commitment arising from acquisition of a 50.5% owned subsidiary, Green Marine Energy Holdings Limited,

Cash Flows

The following table reflects the major categories of cash flows (in thousands).

	For the Six Months Ended June 30,
	2026	2025
Net cash (used in) provided by operating activities	$1,384	$(1,183)
Net cash used in investing activities	(833)	(3)
Net cash used in financing activities	(1,925)	(1,410)

Operating Activities. Net cash provided by operating activities of $1,384,000 for the six months ended June 30, 2026, compared to cash used in operating activities of $1,183,000 for the corresponding period ended June 30, 2025, representing an increase of $2,567,000 in operating cash flow. The increase in operating cash flow was in line with the Group’s financial performance.

Investing Activities. Net cash used in investing activities is $833,000 for the six months ended June 30, 2026, comprised mainly of the first payment for the acquisition of the 50.5% equity interest in Green Marine Energy Holdings Limited.

Financing Activities. The cash used in financing activities during the six months ended June 30, 2026 was mainly attributable to the repayment of borrowings of $1,806,000 previously drawn under a receivable backed facility and repurchase of ordinary shares of the Company. Together, these events led to the result of a net cash outflow of $1,925,000 for the period.

Obligations and commitments

Apart from trade payables and borrowings from financial institutions, the Company did not enter into any other debt arrangement during the six months ended June 30, 2026 except for an accrual on the balance of purchase price payable for the acquisition of the 50.5% equity interest in Green Marine Energy Holdings Limited amounting to $4,088,500 recorded under accrued expenses and other current liabilities as shown in the unaudited condensed consolidated balance sheets as of June 30, 2026, and lease arrangements for the use of offices for our operations. Apart from the leases for offices, we do not have any lease agreement as of June 30, 2026.

We structure our trade deals in such a way that in all material aspects, we are not directly exposed to commodity price risk or market price volatility. This is primarily due to the nature that the majority of our contractual agreements incorporate a pass-through mechanism for price fluctuations. Specifically, our contracts include an add-on pricing structure, whereby any increase in market prices is passed on to the customer, and any decrease in market prices results in a corresponding reduction in the price charged to the customer. As a result, we do not bear the risk associated with volatile marine fuel prices, as these fluctuations are directly reflected in the pricing terms agreed upon with our customers. However, in certain circumstances, when there are mismatches in our buy and sell terms and arrangements, under which we will be exposed to market price risks, we will then utilize derivatives as instruments to effectively mitigate the exposure in market price risk to the largest extent. That means we enter into derivative arrangements only when have market price risk exposure with mismatches between buy and sell pricings, thus in all material aspects, we do not have derivative exposure to price fluctuation risks.

Capital Expenditures. During the six months ended June 30, 2026, we incurred modest capital expenditures in the ordinary course of business of $105,000 mainly on purchase of new motor vehicle. Since we adopt an asset-light approach in operating our businesses, we do not plan and foresee any significant capital expenditure for the next twelve months after the financial statements are issued and the foreseeable future thereafter.